Exhibit 99.1

Virtual Annual Meeting of Holders of Common Shares of Kinross Gold Corporation

(the “Issuer”)

May 12, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1: Election of Directors

The nominees listed on the Management Information Circular dated March 16, 2021 were elected as Directors of the Company to hold office for the ensuing year or until their successors are elected or appointed.  The Company received the following votes from the holders of Common Shares with respect to the election of the nine nominees:

Item 2: Appointment of Auditors

KPMG LLP were appointed auditors of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Company received the following votes from the holders of Common Shares with respect to the election of auditors:

May 13, 2021

Item 3: Reconfirmation of Shareholder Rights Plan

The Company received the following votes from the holders of Common Shares with respect to the reconfirmation of the Shareholder Rights Plan:

Item 4: Executive Compensation

The Company received the following votes from the holders of Common Shares with respect to the advisory resolution on Kinross’ approach to executive compensation:

KINROSS GOLD CORPORATION

/s/ Lucas R. Crosby
Lucas R. Crosby
Vice President, Assistant General Counsel and Corporate Secretary

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